Exhibit 99.(e)(15)

LETTER TO PARTICIPANTS IN THE SUPERVALU STAR 401(K) PLAN

January 30, 2013

RE:                           SUPERVALU STAR 401(k) Plan

SUPERVALU INC. Tender Offer

Dear 401(k) Plan Participant:

The enclosed tender offer materials and Direction Form require your immediate attention. Our records reflect that, as a participant in the SUPERVALU STAR 401(k) Plan (the “401(k) Plan”), all or a portion of your individual account is invested in an employer stock fund in the 401(k) Plan (the “SUPERVALU Stock Fund”). The tender offer materials describe an offer by Symphony Investors LLC, a newly formed Delaware limited liability company (“Purchaser”), to purchase up to 30% of the outstanding shares of SUPERVALU INC common stock, par value $0.01 (“Shares”), at a price of $4.00 per Share, net to the seller in cash, without interest, subject to any applicable withholding tax, upon the terms and subject to the conditions of the Offer (as defined below).

The 401(k) Plan is the owner of record of the Shares credited to your account under the 401(k) Plan. As such, only State Street Bank and Trust Company, the 401(k) Plan trustee (the “Trustee”), can tender the Shares held by the 401(k) Plan. However, pursuant to the terms of the 401(k) Plan, you have the right to direct the Trustee with respect to tendering the Shares allocated to your account. To maintain confidentiality, you will provide directions to a third-party tabulator, Broadridge (the “Tabulator”). The Tabulator has been specially appointed to receive your directions and then direct the Trustee to tender the Shares in accordance with your directions.

You may tender all of the Shares attributable to your individual account under the 401(k) Plan (but not less than all of your Shares). In order to tender shares, you may submit your election directions via the web by logging onto www.proxyvote.com/tender and entering the control number next to the label “Control No.” in the box next to the arrow on your Direction Form or complete the enclosed Direction Form and return it to the Tabulator utilizing one of the addresses below:

By Hand or Overnight Courier: Broadridge, Attn: Reorganization Dept., 1981 Marcus Ave., Suite 100, Lake Success, NY 11042

By Mail: Broadridge, Attn: Reorganization Dept., P.O. Box 1342, Brentwood, NY 11717

This letter and the enclosed materials describe your options for tendering the Shares you hold in the 401(k) Plan.  If you choose to tender Shares, your election must be received by the Tabulator no later than 4:00 p.m., New York City time on February 20, 2013, unless the offering period is extended. In the case that the offering period is extended, your election must be received by the Tabulator no later than 4:00 p.m., New York City time on the third business day prior to the new Expiration Date (as defined below). The method of delivery of the completed Direction Form is at your option and risk. If you choose to deliver the Direction Form by mail, we recommend that you use registered mail with return receipt requested, and that you allow sufficient time to assure delivery.

About the SUPERVALU Stock Fund

As a 401(k) Plan participant, you have the opportunity to invest in Shares through contributions to the SUPERVALU Stock Fund.  The SUPERVALU Stock Fund is a “unitized” stock fund, consisting primarily of Shares plus an amount of cash intended to provide for liquidity.

Background of the Offer

The Offer -    Enclosed for your consideration is an Offer to Purchase, for cash, dated January 25, 2013 (the “Offer to Purchase”), and the related letter of transmittal (“Letter of Transmittal”) (which, together with amendments or supplements thereto, collectively constitute the “Offer”) relating to the Offer by Purchaser to purchase up to 30% of the outstanding Shares of SUPERVALU INC. (“SUPERVALU”), at a price of $4.00 per Share, net to the seller in cash, without interest, subject to any applicable withholding tax (the “Offer Price”), upon the terms and subject to the conditions of the Offer.

Proration -      If more than 30% of the Shares are validly tendered prior to the Expiration Date, and not properly withdrawn, Purchaser will, upon the terms and subject to the conditions of the Offer, purchase 30% of the Shares on a pro rata basis (with adjustments to avoid purchases of fractional shares) based upon the number of Shares validly tendered by the Expiration Date and not properly withdrawn. In such an event, this means that Purchaser will purchase from you a number of Shares calculated by multiplying (i) the quotient of (x) the number of Shares you validly tendered and did not withdraw divided by (y) the total number of Shares validly tendered and not withdrawn by all of SUPERVALU’s stockholders by (ii) the number of Shares representing 30% of the Shares.  If proration of tendered Shares is required, Purchaser will announce the final results of proration promptly after expiration of the Offer. All Shares not accepted for payment will be returned to your account under the 401(k) Plan as soon as administratively possible after the expiration or termination of the Offer and reconciliation of the purchase transaction.

Conditions of the Offer -     The Offer is conditioned upon the satisfaction, or waiver by Purchaser, of the conditions and requirements set forth in the Tender Offer Agreement (as defined in the Offer to Purchase), including (i) the absence of any injunction or similar order by any court of competent jurisdiction within the United States that prohibits the consummation of the Transactions (as defined in the Offer to Purchase), subject to a limited exception, (ii) no law having been enacted, entered, promulgated, enforced or deemed applicable by any governmental entity that, in any case, prohibits or makes illegal the consummation of the Transactions, subject to a limited exception, (iii) the absence of any suit, action or proceeding pursuant to which any U.S. federal governmental entity is seeking to restrain or prohibit the consummation of the Transactions and has a reasonable likelihood of success with respect thereto, subject to a limited exception, (iv) the accuracy of SUPERVALU’s representations and warranties in the Tender Offer Agreement, subject in most cases to an exception for inaccuracies that have not had and would not reasonably be expected to have a material adverse effect on the Company, (v) the satisfaction of the conditions precedent in the Stock Purchase Agreement (as defined in the Offer to Purchase) and the consummation of the transaction contemplated by the Stock Purchase Agreement substantially contemporaneously with the consummation of the Offer (vi) SUPERVALU’s performance and compliance with its material agreements, obligations and covenants under the Tender Offer Agreement in all material respects, and (vii) the Tender Offer Agreement not having been terminated in accordance with its terms.

Expiration of the Offer -     The Offer expires at 5:00 p.m., New York City time, on February 25, 2013 (the “Expiration Date”), unless the Offer is extended by Purchaser, in which event the term “Expiration Date” shall mean the latest time at which the Offer, as so extended by Purchaser, will expire. However, your Direction Form must be received by the Tabulator no later than 4:00 p.m., New York City time, on February 20, 2013, unless the Offer is extended by Purchaser, in which case the Direction Form must be received by the Tabulator no later than 4:00 p.m., New York City time on the third business day prior to the Expiration Date, in all cases to allow ample time for the Tabulator to direct the Trustee in accordance with your directions.

Recommendation of SUPERVALU in Respect of the Offer -     SUPERVALU’s Board of Directors has approved the execution, delivery and performance of the Tender Offer Agreement and the transactions contemplated thereby, but is expressing no opinion to SUPERVALU’s stockholders, and is remaining neutral, with respect to the Offer.

Tendering Shares Allocated to Your SUPERVALU Stock Fund in the 401(k) Plan

Under the terms of the 401(k) Plan, you have the right to decide whether to tender all of the Shares held for your account in the 401(k) Plan (the “Allocated Shares”). If you choose to tender all of your Allocated Shares, you must provide your directions to the Tabulator. The Tabulator will then tabulate all participant directions received and direct the Trustee to tender the Shares held by the 401(k) Plan according to such participant directions. Because the Trustee is the owner of record of the Shares held by the 401(k) Plan, only the Trustee can tender such Shares. Providing your directions through the Tabulator allows you to provide your directions to the Trustee on a confidential basis. The Letter of Transmittal accompanying the materials included with this letter is furnished to you for your information only and cannot be used to tender your Allocated Shares. You must use the special Direction Form for participants in the 401(k) Plan in order for your tender election to be valid.

Confidentiality -     To assure the confidentiality of your decision, the Tabulator will tabulate participant directions and provide them directly to the Trustee. The Trustee, its affiliates and its agents will not make your individual direction available to SUPERVALU.

Procedure for Directing Trustee -     Enclosed is a Direction Form which should be completed and returned to the Tabulator. To properly complete your Direction Form, specify whether you wish to tender all of your Allocated Shares or none of your Allocated Shares. If you do not properly complete and return the Direction Form by the deadline specified below, your Allocated Shares will be considered NOT TENDERED.

DESPITE ANY DEADLINES SET FORTH IN OTHER TENDER OFFER MATERIALS YOU RECEIVE, THE TABULATOR MUST RECEIVE YOUR DIRECTION FORM BY FEBRUARY 20, 2013 (UNLESS THE OFFER IS EXTENDED), TO PROVIDE THE TABULATOR WITH AMPLE TIME TO TABULATE THE DIRECTIONS RECEIVED AND TO DIRECT THE TRUSTEE WITH RESPECT TO SUCH DIRECTIONS. DIRECTION FORMS RECEIVED AFTER THAT DATE WILL BE TREATED AS NOT RETURNED.

Withdrawal Rights -     Your direction will be deemed irrevocable unless withdrawn by 12:00 p.m., New York City time, on February 22, 2013, unless the Offer is extended (in which case your direction must be revoked by 12:00 p.m., New York City time on the last business day prior to the new Expiration Date). In order to make an effective withdrawal, you must submit a new Direction Form in accordance with the delivery instructions set forth above. A new Direction Form may be obtained by calling the Tabulator at (855) 627-5089.  Upon delivery of a new, completed and signed Direction Form to the Tabulator by the deadline specified above, your previous direction will be deemed canceled and replaced by your new direction. To validly revoke a previous tender, submit a new Direction Form, check the box and direct the Trustee to tender “0%” of your Shares. The last Direction Form received by the Tabulator that is properly executed will be considered the controlling valid direction.

Effect of the Offer on Your Account -     As result of the Offer, you temporarily will be unable to direct or diversify your investment options out of the SUPERVALU Stock Fund in your individual account, obtain a distribution from the 401(k) Plan that relates to the SUPERVALU Stock Fund and to obtain a loan from the 401(k) Plan. This period, during which you will be unable to exercise these rights otherwise available under the 401(k) Plan, is called a “blackout period.” You will not be able to direct investment changes with respect to your SUPERVALU Stock Fund, or request a loan or distribution that relates to your SUPERVALU Stock Fund, at any time beginning at 4:00 P.M., New York City time on February 20, 2013 (unless the Offer is extended), until such time as (i) if you did not tender any Shares, within three business days of the commencement of the blackout period or (ii) if you tendered Shares as part of the Offer, after the settlement of the Offer proceeds is completed, along with calculations for proration if the number of shares tendered exceeds 30% of the Shares, which calculation is expected to be completed promptly after the expiration of the Offer. Unfortunately, a specific date to finalize the tender transaction in participant accounts cannot be determined at this time. These restrictions on your balance in the SUPERVALU Stock Fund will apply whether or not your direction to tender Allocated Shares is accepted to be purchased.

Investment of Proceeds -     For any Shares in the 401(k) Plan that are tendered and purchased by Purchaser, Purchaser will pay cash to the 401(k) Plan. INDIVIDUAL PARTICIPANTS WILL NOT, HOWEVER, RECEIVE ANY CASH TENDER PROCEEDS DIRECTLY. ALL SUCH PROCEEDS WILL REMAIN IN THE 401(K) PLAN AND MAY BE WITHDRAWN ONLY IN ACCORDANCE WITH THE TERMS OF THE 401(K) PLAN.

The Trustee will invest the sale proceeds received with respect to tendered Shares accepted in the Offer attributable to your account in the 401(k) Plan as soon as administratively possible after receipt of the sale proceeds.

It is anticipated that the processing of sale proceeds to participant accounts will be completed during the week following the week in which the Trustee receives the reconciled sale proceeds. Unfortunately, a specific date to finalize the tender transaction in participant accounts cannot be determined at this time.

The sale proceeds, when received, will be invested in the Qualified Default Investment Alternative (“QDIA”) for the 401(k) Plan.  Once credited to that QDIA, each participant will have the ability to redirect those proceeds to another investment option without incurring a redemption charge.

The designated QDIA fund for a participant is the target-date retirement fund that is closest to the participant’s expected retirement age. These portfolios seek to provide investors with a level of return and risk based solely on the target date, which you may find appropriate for your situation. The target date is intended to be the year closest to when you expect to retire or begin drawing on your savings. Each portfolio is made up of a mix of investments across asset classes. Over time, the fund manager adjusts the allocation among asset classes to more conservative mixes as the target date approaches.  For more information about the QDIA and other investment options available in the 401(k) Plan, please contact the STAR 401(k) Plan Service Center  at 1-888-782-7088.

Keeping Your Shares in the 401(k) Plan -   If you do not wish to tender your Shares held in the 401(k) Plan, you do not need to take any action.

How to Tender Shares Held in the 401(k) Plan -   If you desire to tender any Shares other than Shares allocated to your SUPERVALU Stock Fund under the 401(k) Plan, you may submit your election directions via the web by logging onto www.proxyvote.com/tender and entering the control number or complete the enclosed Direction Form and return it to the Tabulator utilizing one of the addresses below:

By Hand or Overnight Courier: Broadridge, Attn: Reorganization Dept., 1981 Marcus Ave., Suite 100, Lake Success, NY 11042

By Mail: Broadridge, Attn: Reorganization Dept., P.O. Box 1342, Brentwood,  NY 11717

Further Information: If you require additional information concerning the terms and conditions of the Offer, please call Georgeson Inc., the information agent, at the contact information set forth on the back cover of the Offer to Purchase.

For more information about the effect of the Offer on your account under the 401(k) Plan, please contact the STAR 401(k) Plan Service Center  at 1-888-782-7088.

Sincerely,

State Street Bank and Trust Company,
Trustee, SUPERVALU STAR 401(k) Plan